SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FIRST QUARTER OF 2016 RESULTS

Derived from interim financial information reviewed by independent auditors, stated in millions of Brazilian Reais, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Rio de Janeiro – May 12, 2016

Main financial highlights (1Q-2016 x 1Q-2015):

•  Net loss attributable to the shareholders of Petrobras of R$ 1,246 million, as a result of:

▪ Higher interest expenses, inflation indexation charges and foreign exchange losses, totaling R$ 9,579 million in the 1Q-2016;

▪ A 7% decrease in crude oil and natural gas production (in Brazil and abroad);

▪ A 8% decrease in domestic oil product sales;

▪ Higher depreciation expenses; and

▪ Higher idleness expenses with equipments, mainly related to drilling rigs.

•  Adjusted EBITDA of R$ 21,091 million in the 1Q-2016, compared to R$ 21,518 million in the 1Q-2015. The Adjusted EBITDA Margin reached 30% in the 1Q-2016.

•  Positive free cash flow of R$ 2,381 million in the 1Q-2016 (compare to the negative free cash flow of R$ 1,253 million in the 1Q-2015), due to higher diesel and gasoline domestic margins, decreased production taxes, import costs and lower capital expenditures and investments.

•  The gross indebtedness in Reais was R$ 450,015 million in March 31, 2016, a 9% decrease (R$ 42,834 million) compared to December 31, 2015 (R$ 492,849 million).

•  Net debt was US$ 103,821 million as of March 31, 2016, a 3% increase when compared to December 31, 2015.

•  The ratio between net debt and the Last Twelve Months (LTM) Adjusted EBITDA decreased from 5.31 as of December 31, 2015 to 5.03 as of March 31, 2016 and the leverage decreased from 60% to 58%.

Main operating highlights (1Q-2016 x 1Q-2015):

•  Total crude oil and natural gas production decreased 7%, reaching 2,616 thousand barrels of oil equivalent per day (boed).

•  Oil product output in Brazil remained relatively flat, totaling 1,958 thousand barrels per day (bpd) and domestic sales volumes reached 2,056 thousand bpd.

•  A 14% increase in crude oil and oil product exports (56 thousand bpd) and a 37% decrease of average Brent price (to US$ 33.89/bbl).

•  A 21% decrease in lifting costs excluding production taxes in Brazil (to US$ 10.49/bbl).

1

FINANCIAL AND OPERATING HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million

Jan-Mar
2016	2015	2016 x 2015 (%)	Results, market capitalization and investments	4Q-2015	1Q16 X 4Q15 (%)

70,337	74,353	(5)	Sales revenues	85,103	(17)
21,008	22,410	(6)	Gross profit	26,849	(22)
8,148	12,999	(37)	Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	(40,895)	120
(8,693)	(5,621)	(55)	Net finance income (expense)	(4,928)	(76)
(1,246)	5,330	(123)	Consolidated net income (loss) attributable to the shareholders of Petrobras	(36,938)	97
(0.10)	0.41	(123)	Basic and diluted earnings (losses) per share [1]	(2.83)	97
125,890	125,807	−	Market capitalization (Parent Company)	101,316	24
21,091	21,518	(2)	Adjusted EBITDA [2]	17,064	24

30	30	−	Gross margin (%)	32	(2)
12	17	(5)	Operating margin (%) [3]	(48)	60
(2)	7	(9)	Net margin (%)	(43)	41

15,593	17,843	(13)	Total capital expenditures and investments	20,826	(25)
13,770	14,846	(7)	. Exploration & Production	17,330	(21)
952	1,926	(51)	. Refining, Transportation and Marketing	2,138	(55)
292	655	(55)	. Gas & Power	617	(53)
99	188	(47)	. Distribution	285	(65)
271	5	5320	. Biofuel	94	188
209	223	(6)	. Corporate	362	(42)

R$ million

Jan-Mar
2016	2015	2016 x 2015 (%)	Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	4Q-2015	1Q16 X 4Q15 (%)

11,495	9,273	24	. Refining, Transportation and Marketing	3,236	255
(773)	5,154	(115)	. Exploration & Production	(36,089)	98
1,094	1,613	(32)	. Gas & Power	(1,995)	155
(47)	912	(105)	. Distribution	(2,257)	98
(138)	(45)	(207)	. Biofuel	(249)	45
(3,992)	(3,935)	(1)	. Corporate	(6,028)	34
Jan-Mar
2016	2015	2016 x 2015 (%)	Indicators	4Q-2015	1Q16 X 4Q15 (%)

231.68	221.25	5	Domestic basic oil products price (R$/bbl)	239.36	(3)
132.00	155.12	(15)	Brent crude (R$/bbl)	167.86	(21)
33.89	53.97	(37)	Brent crude (US$/bbl)	43.69	(22)
			Domestic Sales Price
28.88	43.40	(33)	. Crude oil (U.S. dollars/bbl) [4]	33.50	(14)
30.22	40.76	(26)	. Natural gas (U.S. dollars/bbl)	32.47	(7)
3.90	2.87	36	Average commercial selling rate for U.S. dollar	3.84	2
3.56	3.21	11	Period-end commercial selling rate for U.S. dollar	3.90	(9)
(8.9)	20.8	(30)	Variation of the period-end commercial selling rate for U.S. dollar (%)	(1.7)	(7)
14.15	12.19	2	Selic interest rate - average (%)	14.15	−
2,067	2,249	(8)	Total crude oil and NGL production (Mbbl/d)	2,214	(7)
549	554	(1)	Total natural gas production (Mbbl/d)	563	(2)
2,616	2,803	(7)	Total crude oil and natural gas production (Mbbl/d)	2,777	(6)
3,439	3,708	(7)	Total sales volume (Mbbl/d)	3,872	(11)
			International Sales price
41.59	58.40	(29)	. Crude oil (U.S. dollars/bbl)	49.28	(16)
23.27	22.40	4	. Natural gas (U.S. dollars/bbl)	19.80	18

1 Basic and diluted earnings (losses) per share calculated based on the weighted average number of shares.

2  EBITDA + share of earnings in equity-accounted investments, impairment and write-offs of overpayments incorrectly capitalized.

3  Operating margin calculated based on income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes, excluding write-offs of overpayments incorrectly capitalized.

4 Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

2

FINANCIAL AND OPERATING HIGHLIGHTS

1Q-2016 compared to the 1Q-2015 *:

Gross Profit

Gross profit decreased by 6% when compared to the 1Q-2015, reaching R$ 21,008 million due to lower sales revenues, as a result of an 8% reduction of domestic demand for oil products, partially offset by higher diesel and gasoline margins and by a 14% increase of crude oil and oil product exports. The decrease in sales revenues was also a result of lower crude oil and oil product export prices, the decreased natural gas sales volumes, the lower electricity generation – due to lower thermoelectric demand – and the decreased electricity prices.

Lower import costs and decreased production taxes in Brazil and higher share of domestic crude oil on feedstock processed (despite the 8% decrease of Brazilian crude oil and NGL production) were registered in the 1Q-2016. However, higher depreciation expenses occurred as a result of decreased reserves estimation (mainly due to lower crude oil prices), partially offset by lower carry amount of assets impacted by the impairment occurred in 2015.

Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes

Income before finance income (expense), share of earnings in equity-accounted investments and income taxes was R$ 8,148 million in the 1Q-2016, a 37% decrease when compared to the 1Q-2015, resulting from decreased gross profit, higher expenses with drilling rigs idleness and impairment charges of Bijupirá and Salema fields. There were higher expenses with pension and medical benefits, due to increased nominal interest rate applied on higher balance of net actuarial liability. In addition, the 1Q-2015 was favorably impacted by the reversal of impairment of trade receivables from companies in the isolated electricity system.

Net finance expense

Net finance expense was R$ 8,693 million in the 1Q-2016, R$ 3,072 million higher when compared to the 1Q-2015, resulting from the increased effect of exchange rate variation (additional information on Appendix 5), the higher reclassification of foreign exchange losses to the net income due to the hedge accounting policy, and higher interest expenses due to higher debt and to the depreciation of the Real against the U.S. dollar.

Net income (loss) attributable to the shareholders of Petrobras

Loss attributable to the shareholders of Petrobras of R$ 1,246 million in the 1Q-2016, mainly due to higher interest expenses and losses with foreign exchange charges, lower crude oil and natural gas production, decreased domestic oil product sales, higher depreciation expenses and increased equipment idleness.

Adjusted EBITDA and free cash flow

Adjusted EBITDA of R$ 21,091 million in the 1Q-2016, a 2% decrease compared to the 1Q-2015. The Adjusted EBITDA Margin was 30% in the 1Q-2016. Positive free cash flow of R$ 2,381 million in the 1Q-2016, positive for the fourth consecutive quarter, due to higher diesel and gasoline domestic margins, decreased production taxes in Brazil, import costs and lower capital expenditures and investments. This result represents an important effort to deleverage the Company.

* See Appendix 8 for additional information about results of operations of 1Q-2016 compared to 1Q-2015.

3

FINANCIAL AND OPERATING HIGHLIGHTS

1Q-2016 compared to the 4Q-2015 *:

Gross Profit

Gross profit decreased by 22% when compared to the 4Q-2015, reaching R$ 21,008 million, due to lower sales revenues, as a result of a 5% decrease of domestic oil product sales, lower natural gas revenues due to decreased thermoelectric demand and decreased crude oil and oil product export revenues and lower naphtha, jet fuel and fuel oil prices, as well as decreased electricity generation and prices due to the improved hydrological conditions.

Lower import costs and decreased production taxes in Brazil, lower raw material expenses for crude oil and oil product production abroad were registered in the 1Q-2016, besides the higher depreciation expenses as a result of decreased reserves estimation (mainly due to lower crude oil prices), partially offset by the lower balance of assets impacted by impairment losses occurred in 2015.

Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes

Income before finance income (expense), share of earnings in equity-accounted investments and income taxes was R$ 8,148 million in the 1Q-2016, compared to a loss of R$ 40,895 million in the 4Q-2015 (that was generated by impairment of assets recognized in the 4Q-2015). The operating income of the 1Q-2016 was due to lower selling, tax and legal proceedings expenses, besides the decreased expenses with write-off of assets, with E&P areas returned to ANP and abandonment of areas occurred in the 4Q-2015. These effects were partially offset by higher expenses with drilling rigs idleness.

Net finance expense

Net finance expense was R$ 8,693 million in the 1Q-2016, a 76% increase compared to the 4Q-2015, due to higher foreign exchange variation effect (see additional information on Appendix 5) and lower finance income.

Net income (loss) attributable to the shareholders of Petrobras

The decreased loss compared to the 4Q-2015 was due to lower losses with impairment of assets.

Adjusted EBITDA and free cash flow

Adjusted EBITDA increased 24% compared to the 4Q-2015, and the free cash flow was 67% lower.

* See Appendix 9 for additional information about results of operations of 1Q-2016 compared to the 4Q-2015.

4

FINANCIAL AND OPERATING HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s  Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters.

On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline. The new management model does not provide for the discontinuance of the Company's business, but involves unification activities.

Considering the adjustments to the new management model, the structure of segment information may be re-evaluated, if it deems it necessary, to provide managers with enough information to business performance assessment, as well as for decision-making about allocation of resources and/or investments.

EXPLORATION & PRODUCTION

R$ million
Jan-Mar
2016	2015	2016 x 2015 (%)	Net Income	4Q-2015	1Q16 X 4Q15 (%)
(605)	3,413	(118)		(24,567)	98

(1Q-2016 x 1Q-2015): The net loss of the 1Q-2016 was due to lower international crude oil prices (37%) and lower crude oil and NGL production volumes (8%), in Brazil and abroad, higher depreciation expenses and increased drilling rigs idleness. These effects were partially offset by lower production taxes in Brazil.

(1Q-2016 x 4Q-2015): The decreased loss was generated by lower operating expenses, mainly due to the impairment of production fields in Brazil and abroad in the 4Q-2015, partially offset by decreased revenues of crude oil due to lower international crude oil prices (22%) and lower NGL and crude oil production volume (7%) in Brazil and abroad.

Jan-Mar
2016	2015	2016 x 2015 (%)	Domestic production (Mbbl/d) (*)	4Q-2015	1Q16 X 4Q15 (%)

1,980	2,149	(8)	Crude oil and NGLs [5]	2,117	(6)
455	467	(3)	Natural gas [6]	468	(3)
2,435	2,616	(7)	Total	2,585	(6)

(1Q-2016 x 1Q-2015): Crude oil and NGL production decreased by 8% due to maintenance stoppages in P-35 (Marlim), FPSO Cidade de Vitória (Golfinho), FPSO Capixaba (Cachalote/Baleia Franca) and P-53 (Marlim Leste). These effects were partially offset by the start-up/ramp-up of new systems, mainly FPSO Itaguaí (Iracema Norte), P-58 (Parque das Baleias) and FPSO Mangaratiba (Iracema Sul).

Natural gas production decreased 3% due to scheduled stoppages aforementioned.

(1Q-2016 x 4Q-2015): Crude oil and NGL production decreased 6% due to maintenance stoppages in P-58 (Parque das Baleias), P-35 (Marlim), FPSO Cidade de Vitória (Golfinho), FPSO Capixaba (Cachalote/Baleia Franca) and P-53 (Marlim Leste). These effects were partially offset by the start-up/ramp-up of the new systems, mainly FPSO Maricá (Lula Alto) and FPSO Cidade de São Paulo (Sapinhoá).

Natural gas production decreased 3% due to scheduled stoppages aforementioned.

(*) Not reviewed by independent auditor.

5 NGL – Natural Gas Liquids.

6 Does not include LNG. Includes gas reinjection.

5

FINANCIAL AND OPERATING HIGHLIGHTS

Jan-Mar
2016	2015	2016 x 2015 (%)	Production abroad (Mbbl/d) (*)	4Q-2015	1Q16 X 4Q15 (%)

			Consolidated production abroad
62	69	(10)	Crude oil and NGLs	68	(9)
94	87	8	Natural gas	95	(1)
156	156	−	Total	163	(4)
25	31	(19)	Non-consolidated production abroad	29	(14)
181	187	(3)	Total production abroad	192	(6)

(1Q-2016 x 1Q-2015): Consolidated crude oil and NGL production abroad decreased by 10%, mainly due to the disposal of Austral Basin fields and to the return of field to the La Pampa province, both in Argentina, in 2015. Non-consolidated production of crude oil and NGL abroad decreased by 19% mainly due to the schedule stoppage in Akpo field in Nigeria.

Natural gas production increased 8% due to the production start-up of the Hadrian South field in the United States.

(1Q-2016 x 4Q-2015): Consolidated crude oil and NGL production abroad decreased by 9%, mainly due to the scheduled stoppage of Lucius platform in the United States. Non-consolidated production of crude oil and NGL abroad decreased by 14% mainly due to the schedule stoppage in Akpo field in Nigeria.

Jan-Mar
2016	2015	2016 x 2015 (%)	Lifting Cost [7] - Brazil (*)	4Q-2015	1Q16 X 4Q15 (%)

			U.S.$/barrel:
10.49	13.27	(21)	Excluding production taxes	10.58	(1)
13.43	20.05	(33)	Including production taxes	15.23	(12)

			R$/barrel:
39.80	38.13	4	Excluding production taxes	39.78	−
50.89	58.73	(13)	Including production taxes	57.10	(11)

Lifting Cost - Excluding production taxes – U.S.$/barrel

(1Q-2016 x 1Q-2015): Lifting cost excluding production taxes decreased due to lower well intervention expenses in Campos Basin and higher share of pre-salt production with lower unit cost.	(1Q-2016 x 4Q-2015): Lifting cost excluding production taxes remained relatively flat.

Lifting Cost - Including production taxes – U.S.$/barrel

(1Q-2016 x 1Q-2015): Lifting cost including production taxes decreased as a result of lower production taxes (royalties and special participation charges) attributable to decreased crude oil price.	(1Q-2016 x 4Q-2015): Lower production taxes (royalties and special participation charges) attributable to decreased crude oil price.
Jan-Mar
2016	2015	2016 x 2015 (%)	Lifting Cost - abroad (U.S.$/barrel) (*)	4Q-2015	1Q16 X 4Q15 (%)
5.62	8.86	(37)		8.90	(37)

(1Q-2016 x 1Q-2015): Lifting cost abroad was 37% lower, as a result of the disposal of Austral Basin fields in Argentina, which had higher operating costs, and to the production start-up of the Hadrian South field in the United States, following its lower average lifting costs.

				(1Q-2016 x 4Q-2015): Lifting cost abroad was 37% lower due to decreased maritime support costs in the United States and to the depreciation of Argentine currency.

(*) Not reviewed by independent auditor.

7 Crude oil and natural gas lifting cost.

6

FINANCIAL AND OPERATING HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

R$ million
Jan-Mar
2016	2015	2016 x 2015 (%)	Net Income	4Q-2015	1Q16 X 4Q15 (%)
7,976	6,183	29		2,317	244

(1Q-2016 x 1Q-2015): Net income increased mainly due to a decrease in crude oil purchase/transfer costs, following the lower crude oil international prices, to lower share of crude oil imports on feedstock processing, to decreased share of oil product imports in our sales mix and also to higher diesel and gasoline margins.

The decreased oil product domestic demand, as a result of lower economic activity in Brazil, partially offset this increase.

(1Q-2016 x 4Q-2015): The increased net income of the 1Q-2016 was mainly due to impairment of assets registered in the 4Q-2015, to lower share of crude oil imports on feedstock processing and to decreased purchase/transfer costs of crude oil, partially offset by decreased oil product domestic demand.

Jan-Mar
2016	2015	2016 x 2015 (%)	Refining Operations - Brazil (Mbbl/d) (*)	4Q-2015	1Q16 X 4Q15 (%)

1,958	1,964	−	Output of oil products	1,955	−
2,176	2,176	−	Reference feedstock [8]	2,176	−
84	86	(2)	Refining plants utilization factor (%) [9]	85	(1)
1,836	1,879	(2)	Feedstock processed (excluding NGL) - Brazil [10]	1,857	(1)
1,870	1,922	(3)	Feedstock processed - Brazil [11]	1,897	(1)
89	86	3	Domestic crude oil as % of total feedstock processed	88	1

(1Q-2016 x 1Q-2015): The output of oil products remained relatively flat, despite the market downturn, decreasing the share of imports in the sales mix. This effect was due to the increased share of diesel on total production, maily due to operational improvement of RNEST.

(1Q-2016 x 4Q-2015): Daily feedstock processed was 1% lower, mainly due to scheduled stoppages in REPLAN. This reduction was partially offset by the restart of operations in RPBC after a scheduled stoppage in the 4Q-2015.

Jan-Mar
2016	2015	2016 x 2015 (%)	Refining Operations - abroad (Mbbl/d) (*)	4Q-2015	1Q16 X 4Q15 (%)

140	127	10	Total feedstock processed	146	(4)
144	155	(7)	Output of oil products	152	(5)
230	230	−	Reference feedstock	230	−
57	54	3	Refining plants utilization factor (%)	61	(4)

(1Q-2016 x 1Q-2015): Total feedstock processed increased 10% due to the production return of Pasadena Refinery, after scheduled stoppage in March 2015, partially offset by the interruption of feedstock processing at the Okinawa Refinery in Japan, in April 2015.

(1Q-2016 x 4Q-2015): Feedstock processed decreased 4% due to the seasonal market of Pasadena Refinery.

(*) Not reviewed by independent auditor.

8 Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP  (including temporary authorizations) and by environmental protection agencies.

9 Refining plants utilization factor is the feedstock processed (excluding NGL) divided by the reference feedstock.

10 Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed in the Company´s refineries and is factored into the calculation of the Refining Plants Utilization Factor.

11 Feedstock processed – Brazil includes crude oil and NGL processing.

7

FINANCIAL AND OPERATING HIGHLIGHTS

Jan-Mar
2016	2015	2016 x 2015 (%)	Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	4Q-2015	1Q16 X 4Q15 (%)

199	277	(28)	Crude oil imports	215	(7)
287	345	(17)	Oil product imports	150	91
486	622	(22)	Imports of crude oil and oil products	365	33
307	281	9	Crude oil exports [12]	387	(21)
146	116	26	Oil product exports	145	1
453	397	14	Exports of crude oil and oil products	532	(15)
(33)	(225)	85	Exports (imports) net of crude oil and oil products	167	(120)

(1Q-2016 x 1Q-2015): Crude oil imports were lower due to decreased feedstock processed and to higher share of domestic crude oil in the mix.

Lower imports and higher exports due to lower domestic oil product demand.

(1Q-2016 x 4Q-2015): Decreased crude oil imports due to lower feedstock processed and higher share of domestic crude oil in the mix.

Higher oil product imports due to adequacy of inventory levels in the 4Q-2015.

Lower crude oil exports due to decreased production and ongoing shipments at the end of the 1Q-2016.

Jan-Mar
2016	2015	2016 x 2015 (%)	Refining Cost - Brazil (*)	4Q-2015	1Q16 X 4Q15 (%)

2.27	2.84	(20)	Refining cost (U.S.$/barrel)	2.26	−

8.73	8.16	7	Refining cost (R$/barrel)	8.63	1

(1Q-2016 x 1Q-2015): Refining cost, in R$/barrel, increased by 7%, mainly reflecting higher employee compensation costs attributable to the 2015/2016 Collective Bargaining Agreement, along with a decrease in feedstock processed, which increases the unit cost.

				(1Q-2016 x 4Q-2015): Refining cost, in R$/barrel, increased by 1%, mainly reflecting a decrease in feedstock processed generated by scheduled stoppage, which increase the unit cost.

Jan-Mar
2016	2015	2016 x 2015 (%)	Refining Cost - abroad (U.S.$/barrel) (*)	4Q-2015	1Q16 X 4Q15 (%)
4.01	3.90	3		4.09	(2)

(1Q-2016 x 1Q-2015): Refining cost abroad was 3% higher, mainly due to increased maintenance and operational expenses in Pasadena Refinery, partially offset by the depreciation of Argentine currency that impacted Baía Blanca Refinery.

(1Q-2016 x 4Q-2015): Refining cost abroad decreased by 2%, mainly due to the depreciation effect of Argentine currency that impacted Baía Blanca Refinery, partially offset by higher expenses with replacement of materials and chemical products in Pasadena Refinery.

(*) Not reviewed by independent auditor.

12 It includes crude oil export volumes made both by our Refining, Transportation and Marketing segment and by our Exploration & Production segment.

8

FINANCIAL AND OPERATING HIGHLIGHTS

GAS & POWER

R$ million
Jan-Mar
2016	2015	2016 x 2015 (%)	Net Income	4Q-2015	1Q16 X 4Q15 (%)
757	1,087	(30)		(1,482)	151

(1Q-2016 x 1Q-2015): Earnings in the 1Q-2016 were lower compared to the 1Q-2015 to the fact that the 1Q-2015 was positively impacted by the reversal of allowance of impairment of trade receivables from companies in the isolated electricity sector (R$ 1,295 million). This effect was partially offset by decreased acquisition costs of imported gas (NGL and Bolivian gas) and higher natural gas sales margin, due to higher average realization price in the 1Q-2016, and also by losses from tax contingencies related to deferred VAT tax on natural gas purchase (R$ 516 million) in the 1Q-2015.

(1Q-2016 x 4Q-2015): The net income of the 1Q-2016 was impacted by lower sales volume to the domestic thermoelectric sector, decreased natural gas sales margin and lower elecricity generation. The loss of the 4Q-2015 was due to impairment of assets and impairment of trade receivables from companies in the isolated electricity sector.

Jan-Mar
2016	2015	2016 x 2015 (%)	Physical and Financial Indicators (*)	4Q-2015	1Q16 X 4Q15 (%)

863	911	(5)	Electricity sales (Free contracting market - ACL) [13] - average MW	800	8
3,172	3,263	(3)	Electricity sales (Regulated contracting market - ACR) [14] - average MW	3,058	4
2,832	5,110	(45)	Generation of electricity - average MW	4,099	(31)
69	387	(82)	Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh [15]	192	(64)
74	113	(35)	Imports of LNG (Mbbl/d)	82	(10)
194	208	(7)	Imports of natural gas (Mbbl/d)	193	1

(1Q-2016 x 1Q-2015): Electricity sales to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 5% lower, attributable to the termination of agreements.

Electricity sales volumes to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR) were 3% lower due to the termination of Electricity Auction (205 average MW).

The 45% decrease of electricity generation and the 82% decrease of the electricity prices in the spot market were due to improved hydrological conditions, mainly in the Southeast region.

LNG imports decreased by 35% and natural gas imports from Bolivia were 7% lower, reflecting a decrease of thermoelectric demand.

(1Q-2016 x 4Q-2015): Electricity sales volumes to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 8% higher due to seasonal sales agreements.

Electricity sales volumes to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR) increased 4% as a result of the start-up of a new Electricity Auction (114 average MV).

Electricity thermoelectric generation decreased by 31% and electricity prices in the spot market decreased by 64% as a result of improved hydrological conditions and to the decision of the Electric Sector Monitoring Committee (Comitê de Monitoramento do Setor Elétrico - CMSE) of not making dispatch of plants with unit variable cost higher than R$ 250/MWh in March 2016.

LNG imports were 10% lower due to decreased thermoelectric demand.

Natural gas imports from Bolivia remained relatively flat compared to the 4Q-2015.

(*) Not reviewed by independent auditor.

13 ACL – Ambiente de Contratação Livre (Free contracting market).

14 ACR - Ambiente de Contratação Regulada (Regulated contracting market).

15 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

9

FINANCIAL AND OPERATING HIGHLIGHTS

DISTRIBUTION

R$ million
Jan-Mar
2016	2015	2016 x 2015 (%)	Net Income	4Q-2015	1Q16 X 4Q15 (%)
(25)	609	(104)		(1,393)	98

(1Q-2016 x 1Q-2015): The loss attributable to the Distribution business segment in the 1Q-2016 was due to lower domestic sales volumes, as a result of lower economic activity, to increased losses with trade receivables from companies in the isolated electricity sector and with tax contingencies, partially offset by the positive result abroad.

(1Q-2016 x 4Q-2015): The decreased loss was due to lower losses with trade receivables from companies in the isolated electricity sector, to the decreased income tax expenses and tax contingencies and to the positive result abroad, besides the fact that the 4Q-2015 was impacted by impairment of assets. These effects were partially offset by lower domestic sales volumes.

Jan-Mar
2016	2015	2016 x 2015 (%)	Market Share - Brazil (*) [16]	4Q-2015	1Q16 X 4Q15 (%)
32.6%	36.4%	(4)		33.5%	(1)

(1Q-2016 x 1Q-2015): Market share decreased mainly due to a 59% decrease of diesel and fuel oil sales to the thermoelectric sector and also to the lower share of the fuel oil market, in which BR Distribuidora is the major player. In addition, the lower market share is partially a result of a shift in our sales policy to prioritize higher margins instead of sales volumes.

(1Q-2016 x 4Q-2015): Market share was lower mainly due to the 37% decrease on fuel oil sales to the thermoelectric sector due to decreased thermoelecric dispatch. In addition, the lower market share is partially a result of a shift in our sales policy to prioritize higher margins instead of sales volumes.

BIOFUEL

R$ million
Jan-Mar
2016	2015	2016 x 2015 (%)	Net Income	4Q-2015	1Q16 X 4Q15 (%)
(48)	(49)	2		(503)	90

]

(1Q-2016 x 1Q-2015): The loss attributable to the Biofuel business segment in the 1Q-2016 was mainly due to losses related to ethanol investees and also to higher raw material and methanol costs, following the depreciation of the Brazilian Real against the U.S. dollar.

(1Q-2016 x 4Q-2015): The decreased loss in the 1Q-2016 compared to the 4Q-2015 is due to the fact that the 4Q-2015 was impacted by impairment losses in ethanol and biodiesel investees, as a result of the worsening in market conditions and of the impairment of biodiesel plants.

(*) Not reviewed by independent auditor.

16 Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are  presented based on the new methodology.

10

FINANCIAL AND OPERATING HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

Jan-Mar
2016	2015	2016 x 2015 (%)		4Q-2015	1Q16 X 4Q15 (%)

798	907	(12)	Diesel	907	(12)
564	573	(2)	Gasoline	562	−
80	119	(33)	Fuel oil	97	(18)
111	124	(10)	Naphtha	102	9
218	223	(2)	LPG [17]	226	(4)
107	113	(5)	Jet fuel [18]	108	(1)
178	171	4	Others	169	5
2,056	2,230	(8)	Total oil products	2,171	(5)
111	115	(3)	Ethanol, nitrogen fertilizers, renewables and other products	126	(12)
360	448	(20)	Natural gas	416	(13)
2,527	2,793	(10)	Total domestic market	2,713	(7)
455	397	15	Exports	534	(15)
457	518	(12)	International sales	625	(27)
912	915	−	Total international market	1,159	(21)
3,439	3,708	(7)	Total	3,872	(11)

(1Q-2016 x 1Q-2015): Our domestic sales volumes decreased by 10%, primarily due to:

•       Diesel (a 12% decrease), as result of:

i) lower economic activity;

ii) higher share of diesel sales from other market players; and

iii) decreased thermoelectric generation of the Brazilian Interconnected System (Sistema Interligado Nacional).

These effects were partially offset by an increase in the Brazilian diesel-fuel light vehicle fleet (vans, pick-ups and SUVs).

•       Fuel oil (a 33% decrease): due to lower demand from thermoelectric sector in several Brazilian states;

•       Naphtha (a 10% decrease): due to a lower demand from petrochemical sector, mainly Braskem; and

•       Natural Gas (a 20% decrease): lower demand from thermoelectric sector.

(1Q-2016 x 4Q-2015): Our domestic sales volumes decreased by 7% when compared to the 4Q-2015, primarily due to:

•       Diesel (a 12% decrease):

i) seasonal demand due to lower economic activity at the beginning of the year;

ii) higher share of diesel sales from other market players; and

iii) a decreased thermoelectric generation of the Brazilian Interconnected System (Sistema Interligado Nacional).

•       Fuel oil (a 18% decrease): due to lower demand from thermoelectric sector in several Brazilian states; and

•       Natural Gas (a 13% decrease): lower demand from thermoelectric sector.

(*) Not reviewed by independent auditor.

17  LPG – Liquified crude oil gas.

18 Jet fuel.

11

FINANCIAL AND OPERATING HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

R$ million
Jan-Mar
2016	2015		4Q-2015

100,887	68,946	Adjusted cash and cash equivalents at the beginning of period [19]	104,236
(3,042)	(24,707)	Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(4,366)
97,845	44,239	Cash and cash equivalents at the beginning of period	99,870
17,307	16,427	Net cash provided by (used in) operating activities	25,274
(14,518)	(21,331)	Net cash provided by (used in) investing activities	(14,574)
(14,926)	(17,680)	Capital expenditures and investments in operating segments	(17,971)
11	516	Proceeds from disposal of assets (divestment)	1,967
397	(4,167)	Investments in marketable securities	1,430
2,789	(4,904)	(=) Net cash flow	10,700
(17,505)	(10,306)	Net financings	(11,347)
7,215	3,735	Proceeds from long-term financing	6,109
(24,720)	(14,041)	Repayments	(17,456)
−	−	Dividends paid to shareholders	−
146	396	Acquisition of non-controlling interest	(72)
(5,497)	5,025	Effect of exchange rate changes on cash and cash equivalents	(1,306)
77,778	34,450	Cash and cash equivalents at the end of period	97,845
2,743	33,732	Government bonds and time deposits with maturities of more than 3 months at the end of period	3,042
80,521	68,182	Adjusted cash and cash equivalents at the end of period [19]	100,887

As of March 31, 2016, the balance of cash and cash equivalents was R$ 77,778 million and the balance of adjusted cash and cash equivalents 19 for the same period was R$ 80,521 million. Our principal uses of funds in the 1Q-2016 were for repayment of long-term financing (and interest payments) and for capital expenditures. We partially met these requirements with cash provided by operating activities of R$ 17,307 million and with proceeds from long-term financing of R$ 7,215 million. The balance of adjusted cash and cash equivalents was negatively impacted in the 1Q-2016 by foreign exchange rate variation applied on our foreign financial investments.

Net cash provided by operating activities of R$ 17,307 million was mainly generated by higher diesel and gasoline margins, lower production taxes in Brazil and crude oil and oil product imports costs, along with a higher share of domestic crude oil on feedstock processing. These effects were partially offset by lower prices of crude oil exports and decreased sales volume in Brazil due to lower economic activity.

Capital expenditures and investments in operating segments were R$ 14,926 million in the 1Q-2016 (88% in E&P business segment), a 16% decrease compared to the 1Q-2015.

Free cash flow 20 was positive, amounting R$ 2,381 million in the 1Q-2016, for the fourth consecutive quarter.

From January to March 2016, the Company held a sale and leaseback operation with the Industrial and Commercial Bank of China (ICBC) of US$ 1 billion, and obtained proceeds from short-term financing for repayments in the period. The average maturity of outstanding debt was 7.04  years as of March 31, 2016 (7.14  years as of December 31, 2015).

Repayments of interest and principal were R$ 24,720 million in the 1Q-2016 and the nominal cash flow (cash view), including face value and interest payments, by maturity, is set out as follows:

	Consolidated
Maturity	2016	2017	2018	2019	2020	2021 and thereafter	03.31.2016	12.31.2015
Principal	36,036	41,912	59,040	82,568	57,131	178,081	454,768	497,289
Interests	17,774	22,567	20,960	17,358	12,708	117,502	208,869	230,531
Total	53,810	64,479	80,000	99,926	69,839	295,583	663,637	727,820

19 Our adjusted cash and cash equivalents include government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

20 Free cash flow is net cash provided by operating activities less capital expenditures and investments in operating segments.

12

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated debt

	R$ million

	03.31.2016	12.31.2015	Δ%

Current debt [21]	62,126	57,382	8
Non-current debt [22]	387,889	435,467	(11)
Total	450,015	492,849	(9)
Cash and cash equivalents	77,778	97,845	(21)
Government securities and time deposits (maturity of more than 3 months)	2,743	3,042	(10)
Adjusted cash and cash equivalents	80,521	100,887	(20)
Net debt [23]	369,494	391,962	(6)
Net debt/(net debt+shareholders' equity)	58%	60%	(2)
Total net liabilities [24]	778,639	799,248	(3)
Capital structure
(Net third parties capital / total net liabilities)	66%	68%	(2)
Net debt/LTM Adjusted EBITDA ratio [25]	5.03	5.31	(5)

	U.S.$ million

	03.31.2016	12.31.2015	Δ%

Current debt [21]	17,456	14,695	19
Non-current debt [22]	108,991	111,521	(2)
Total	126,447	126,216	−
Net debt [23]	103,821	100,379	3
Average maturity of outstanding debt (years)	7.04	7.14	(0.10)

	R$ million

	03.31.2016	12.31.2015	Δ%

Summarized information on financing
Floating rate or fixed rate
Floating rate debt	231,186	243,293	(5)
Fixed rate debt	218,630	249,354	(12)
Total	449,816	492,647	(9)

By currency
Reais	81,086	80,269	1
US Dollars	325,436	365,354	(11)
Euro	31,616	33,909	(7)
Other currencies	11,678	13,115	(11)
Total	449,816	492,647	(9)

By maturity
2016	46,877	57,333	(18)
2017	47,882	44,505	8
2018	53,436	62,827	(15)
2019	76,781	88,231	(13)
2020	55,956	60,670	(8)
2021 on	168,884	179,081	(6)
Total	449,816	492,647	(9)

Consolidated net debt in Reais decreased by 6% when compared to December 31, 2015, mainly as a result of the 8.9% foreign exchange appreciation.

21  Includes finance lease obligations (R$ 50 million on March 31, 2016 and R$ 48 million on December 31, 2015).

22 Includes finance lease obligations (R$ 149 million on March 31, 2016 and R$ 154 million on December 31, 2015).

23 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

24 Total liabilities net of adjusted cash and cash equivalents.

25 Beginning in the period ended June 30, 2015, the Company calculated its ratios including Adjusted EBITDA by adding the last four quarters (or Last Twelve Months - LTM Adjusted EBITDA), consistently with the market best practices. The Company previously annualized its Adjusted EBITDA by multiplying the year-to-date amount by the remaining period.

13

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated

R$ million
Jan-Mar
2016	2015		4Q-2015

70,337	74,353	Sales revenues	85,103
(49,329)	(51,943)	Cost of sales	(58,254)
21,008	22,410	Gross profit	26,849
(3,751)	(1,724)	Selling expenses	(6,428)
(2,652)	(2,710)	General and administrative expenses	(2,803)
(1,147)	(983)	Exploration costs	(1,830)
(503)	(564)	Research and development expenses	(294)
(542)	(753)	Other taxes	(1,470)
(4,265)	(2,677)	Other income and expenses, net (*)	(54,919)
(12,860)	(9,411)		(67,744)
8,148	12,999	Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	(40,895)
886	734	Finance income	1,652
(6,146)	(3,691)	Finance expenses	(5,890)
(3,433)	(2,664)	Foreign exchange and inflation indexation charges	(690)
(8,693)	(5,621)	Net finance income (expense)	(4,928)
388	173	Share of earnings in equity-accounted investments	(1,339)
(157)	7,551	Income (loss) before income taxes	(47,162)
(224)	(3,023)	Income taxes	11,580
(381)	4,528	Net income (loss)	(35,582)
		Net income (loss) attributable to:
(1,246)	5,330	Shareholders of Petrobras	(36,938)
865	(802)	Non-controlling interests	1,356
(381)	4,528		(35,582)
		(*) Includes impairment charges of R$ 46,390 million in the 4Q-2015, R$ 294 million in the 1Q-2016 and R$ 3 million in the 1Q-2015.
14

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	R$ million

	03.31.2016	12.31.2015

Current assets	146,243	169,581
Cash and cash equivalents	77,778	97,845
Marketable securities	2,729	3,047
Trade and other receivables, net	18,865	22,659
Inventories	29,098	29,057
Recoverable taxes	10,612	10,732
Assets classified as held for sale	31	595
Other current assets	7,130	5,646

Non-current assets	712,917	730,554
Long-term receivables	67,617	74,879
Trade and other receivables, net	13,841	14,327
Marketable securities	348	342
Judicial deposits	10,142	9,758
Deferred taxes	16,206	23,490
Other tax assets	10,920	11,017
Advances to suppliers	6,142	6,395
Other non-current assets	10,018	9,550
Investments	14,216	13,772
Property, plant and equipment	619,224	629,831
Intangible assets	11,860	12,072
Total assets	859,160	900,135

LIABILITIES	R$ million

	03.31.2016	12.31.2015

Current liabilities	107,458	111,572
Trade payables	20,755	24,913
Current debt	62,126	57,382
Taxes payable	10,803	13,549
Employee compensation (payroll, profit-sharing and related charges)	4,871	5,085
Pension and medical benefits	2,717	2,556
Liabilities associated with assets classified as held for sale	−	488
Other current liabilities	6,186	7,599
Non-current liabilities	485,319	530,633
Non-current debt	387,889	435,467
Deferred taxes	812	906
Pension and medical benefits	48,994	47,618
Provision for decommissioning costs	35,604	35,728
Provisions for legal proceedings	9,798	8,776
Other non-current liabilities	2,222	2,138
Shareholders' equity	266,383	257,930
Share capital	205,432	205,432
Profit reserves and others	57,234	49,299
Non-controlling interests	3,717	3,199
Total liabilities and shareholders' equity	859,160	900,135

15

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million

Jan-Mar
2016	2015		4Q-2015

(381)	4,528	Net income (loss)	(35,582)
17,688	11,899	(+) Adjustments for:	60,856
12,649	8,516	Depreciation, depletion and amortization	11,569
8,751	6,294	Foreign exchange and inflation indexation and finance charges	7,961
(388)	(173)	Share of earnings in equity-accounted investments	1,339
503	(863)	Allowance for impairment of trade receivables	3,075
102	(404)	(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	1,859
(1,413)	2,044	Deferred income taxes, net	(11,735)
579	576	Exploration expenditures writen-off	1,503
294	3	Impairment	46,386
1,176	287	Inventory write-downs to net realizable value	664
2,005	1,684	Pension and medical benefits (actuarial expense)	1,333
(1,673)	(1,024)	Inventories	2,573
3,584	73	Trade and other receivables, net	(1,768)
(383)	(438)	Judicial deposits	(848)
(3,775)	(2,275)	Trade payables	(1,488)
(438)	(415)	Pension and medical benefits	(766)
(2,220)	944	Taxes payable	(1,004)
(271)	(621)	Income tax and social contribution paid	(214)
(1,394)	(2,309)	Other assets and liabilities	417
17,307	16,427	(=) Net cash provided by (used in) operating activities	25,274
(14,518)	(21,331)	(-) Net cash provided by (used in) investing activities	(14,574)
(14,926)	(17,680)	Capital expenditures and investments in operating segments	(17,971)
11	516	Proceeds from disposal of assets (divestment)	1,967
397	(4,167)	Investments in marketable securities	1,430
2,789	(4,904)	(=) Net cash flow	10,700
(17,359)	(9,910)	(-) Net cash provided by (used in) financing activities	(11,419)
7,215	3,735	Proceeds from long-term financing	6,109
(17,098)	(8,441)	Repayment of principal	(12,014)
(7,622)	(5,600)	Repayment of interest	(5,442)
146	396	Acquisition of non-controlling interest	(72)
(5,497)	5,025	Effect of exchange rate changes on cash and cash equivalents	(1,306)
(20,067)	(9,789)	(=) Net increase (decrease) in cash and cash equivalents in the period	(2,025)
97,845	44,239	Cash and cash equivalents at the beginning of period	99,870
77,778	34,450	Cash and cash equivalents at the end of period	97,845
16

FINANCIAL AND OPERATING HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 1Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Sales revenues	23,675	53,085	9,391	228	25,231	−	(41,273)	70,337
Intersegments	22,988	15,557	2,130	219	379	−	(41,273)	−
Third parties	687	37,528	7,261	9	24,852	−	−	70,337
Cost of sales	(20,837)	(39,099)	(7,563)	(248)	(23,291)	−	41,709	(49,329)
Gross profit	2,838	13,986	1,828	(20)	1,940	−	436	21,008
Expenses	(3,611)	(2,491)	(734)	(118)	(1,987)	(3,992)	73	(12,860)
Selling, general and administrative expenses	(508)	(2,155)	(634)	(25)	(1,691)	(1,481)	91	(6,403)
Exploration costs	(1,147)	−	−	−	−	−	−	(1,147)
Research and development expenses	(209)	(68)	(21)	(2)	−	(203)	−	(503)
Other taxes	(62)	(143)	(170)	(2)	(38)	(127)	−	(542)
Other income and expenses, net	(1,685)	(125)	91	(89)	(258)	(2,181)	(18)	(4,265)
Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	(773)	11,495	1,094	(138)	(47)	(3,992)	509	8,148
Net finance income (expense)	−	−	−	−	−	(8,693)	−	(8,693)
Share of earnings in equity-accounted investments	(99)	375	56	43	7	6	−	388
Income (loss) before income taxes	(872)	11,870	1,150	(95)	(40)	(12,679)	509	(157)
Income taxes	263	(3,908)	(372)	47	16	3,904	(174)	(224)
Net income (loss)	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)
Net income (loss) attributable to:
Shareholders of Petrobras	(605)	7,976	757	(48)	(25)	(9,636)	335	(1,246)
Non-controlling interests	(4)	(14)	21	−	1	861	−	865
	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)

Consolidated Income Statement by Segment – 1Q-2015 [26]

	R$ million

	E&P	RTM	GAS & POWER *	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Sales revenues	27,037	56,115	10,993	156	27,158	−	(47,106)	74,353
Intersegments	26,029	18,735	1,689	150	503	−	(47,106)	−
Third parties	1,008	37,380	9,304	6	26,655	−	−	74,353
Cost of sales	(20,006)	(44,670)	(9,249)	(164)	(24,818)	−	46,964	(51,943)
Gross profit	7,031	11,445	1,744	(8)	2,340	−	(142)	22,410
Expenses	(1,877)	(2,172)	(131)	(37)	(1,428)	(3,935)	169	(9,411)
Selling, general and administrative expenses	(469)	(1,721)	627	(27)	(1,457)	(1,558)	171	(4,434)
Exploration costs	(983)	−	−	−	−	−	−	(983)
Research and development expenses	(220)	(95)	(43)	(6)	(1)	(199)	−	(564)
Other taxes	(52)	(184)	(719)	−	(33)	235	−	(753)
Other income and expenses, net	(153)	(172)	4	(4)	63	(2,413)	(2)	(2,677)
Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	5,154	9,273	1,613	(45)	912	(3,935)	27	12,999
Net finance income (expense)	−	−	−	−	−	(5,621)	−	(5,621)
Share of earnings in equity-accounted investments	20	65	100	(20)	8	−	−	173
Income (loss) before income taxes	5,174	9,338	1,713	(65)	920	(9,556)	27	7,551
Income taxes	(1,752)	(3,153)	(549)	16	(310)	2,734	(9)	(3,023)
Net income (loss)	3,422	6,185	1,164	(49)	610	(6,822)	18	4,528
Net income (loss) attributable to:
Shareholders of Petrobras	3,413	6,183	1,087	(49)	609	(5,931)	18	5,330
Non-controlling interests	9	2	77	−	1	(891)	−	(802)
	3,422	6,185	1,164	(49)	610	(6,822)	18	4,528

26 For comparison purposes, the first quarter of 2015 results were adjusted to consider the relocation of the results of activities abroad, as reported in the year ended December 31, 2015, when the organizational adjustments for the transfer of management of these activities were concluded.

* For comparison purposes, net income of the 1Q-2015 includes VAT tax expense over natural gas acquisition, previously classified in Corporate segment (R$ 516 million).

17

FINANCIAL AND OPERATING HIGHLIGHTS

Other Income (Expenses) by Segment – 1Q-2016
	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(1,979)	(36)	(32)	−	−	(4)	−	(2,051)
Pension and medical benefits	−	−	−	−	−	(1,239)	−	(1,239)
(Losses)/gains on legal, administrative and arbitral proceedings	(35)	(35)	(6)	(1)	(354)	(715)	−	(1,146)
Impairment	(294)	−	−	−	−	−	−	(294)
Institutional relations and cultural projects	(7)	(5)	−	−	(10)	(216)	−	(238)
Gains / (losses) on disposal/write-offs of assets	(36)	(30)	(39)	1	6	−	−	(98)
Health, safety and environment	(18)	(17)	(6)	−	−	(38)	−	(79)
Losses on fines	(1)	(14)	−	−	−	(39)	−	(54)
Voluntary Separation Incentive Plan - PIDV	(30)	−	24	−	5	−	−	(1)
Government Grants	4	22	8	−	−	1	−	35
(Expenditures)/reimbursements from operations in E&P partnerships	546	−	−	−	−	−	−	546
Others	165	(10)	142	(89)	95	69	(18)	354
	(1,685)	(125)	91	(89)	(258)	(2,181)	(18)	(4,265)

Other Income (Expenses) by Segment – 1Q-2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(626)	(251)	(58)	−	−	(6)	−	(941)
Pension and medical benefits	−	−	−	−	−	(947)	−	(947)
(Losses)/gains on legal, administrative and arbitral proceedings	(48)	(86)	20	−	(10)	(709)	−	(833)
Impairment	(3)	−	−	−	−	−	−	(3)
Institutional relations and cultural projects	(19)	(17)	(1)	−	(20)	(324)	−	(381)
Gains / (losses) on disposal/write-offs of assets	202	192	14	−	2	(4)	−	406
Health, safety and environment	(17)	(10)	(5)	−	(1)	(38)	−	(71)
Losses on fines	−	(106)	−	−	−	(167)	−	(273)
Voluntary Separation Incentive Plan - PIDV	(3)	(5)	(15)	(2)	−	(1)	−	(26)
Government Grants	4	1	−	−	−	1	−	6
(Expenditures)/reimbursements from operations in E&P partnerships	141	−	−	−	−	−	−	141
Others	216	110	49	(2)	92	(218)	(2)	245
	(153)	(172)	4	(4)	63	(2,413)	(2)	(2,677)

Consolidated Assets by Segment – 03.31.2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets	474,829	174,694	73,292	2,226	21,016	126,597	(13,494)	859,160

Current assets	15,454	32,691	8,306	194	9,314	92,491	(12,207)	146,243
Non-current assets	459,375	142,003	64,986	2,032	11,702	34,106	(1,287)	712,917
Long-term receivables	25,369	9,357	4,882	12	3,539	25,608	(1,150)	67,617
Investments	6,339	4,264	1,796	1,667	127	23	−	14,216
Property, plant and equipment	419,329	127,749	57,092	353	7,233	7,605	(137)	619,224
Operating assets	303,533	111,594	48,928	351	6,152	6,503	(137)	476,924
Assets under construction	115,796	16,155	8,164	2	1,081	1,102	−	142,300
Intangible assets	8,338	633	1,216	−	803	870	−	11,860

 Consolidated Assets by Segment – 12.31.2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets	483,396	177,631	76,023	1,885	20,588	154,065	(13,453)	900,135

Current assets	14,215	35,247	10,398	176	8,979	112,715	(12,149)	169,581
Non-current assets	469,181	142,384	65,625	1,709	11,609	41,350	(1,304)	730,554
Long-term receivables	25,250	9,309	5,303	12	3,355	32,792	(1,142)	74,879
Investments	7,054	3,431	1,781	1,339	134	33	−	13,772
Property, plant and equipment	428,447	128,982	57,300	358	7,296	7,610	(162)	629,831
Operating assets	310,761	112,470	47,611	317	6,175	5,798	(162)	482,970
Assets under construction	117,686	16,512	9,689	41	1,121	1,812	−	146,861
Intangible assets	8,430	662	1,241	−	824	915	−	12,072

17

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – 1Q-2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Net income (loss)	(609)	7,962	778	(48)	(24)	(8,775)	335	(381)
Net finance income (expense)	−	−	−	−	−	8,693	−	8,693
Income taxes	(263)	3,908	372	(47)	(16)	(3,904)	174	224
Depreciation, depletion and amortization	9,656	1,923	714	11	148	197	−	12,649
EBITDA	8,784	13,793	1,864	(84)	108	(3,789)	509	21,185
Share of earnings in equity-accounted investments	99	(375)	(56)	(43)	(7)	(6)	−	(388)
Impairment losses / (reversals)	294	−	−	−	−	−	−	294
Adjusted EBITDA	9,177	13,418	1,808	(127)	101	(3,795)	509	21,091

 Consolidated Adjusted EBITDA Statement by Segment – 1Q-2015

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Net income (loss)	3,422	6,185	1,164	(49)	610	(6,822)	18	4,528
Net finance income (expense)	−	−	−	−	−	5,621	−	5,621
Income taxes	1,752	3,153	549	(16)	310	(2,734)	9	3,023
Depreciation, depletion and amortization	5,667	1,860	643	7	135	204	−	8,516
EBITDA	10,841	11,198	2,356	(58)	1,055	(3,731)	27	21,688
Share of earnings in equity-accounted investments	(20)	(65)	(100)	20	(8)	−	−	(173)
Impairment losses / (reversals)	3	−	−	−	−	−	−	3
Adjusted EBITDA	10,824	11,133	2,256	(38)	1,047	(3,731)	27	21,518

19

APPENDIX

1.     Reconciliation of Adjusted EBITDA

Jan-Mar
2016	2015	2016 X 2015 (%)		4Q-2015	1Q16 X 4Q15 (%)

(381)	4,528	(108)	Net income (loss)	(35,582)	99
8,693	5,621	55	Net finance income (expense)	4,928	76
224	3,023	(93)	Income taxes	(11,580)	102
12,649	8,516	49	Depreciation, depletion and amortization	11,569	9
21,185	21,688	(2)	EBITDA	(30,665)	169
(388)	(173)	(124)	Share of earnings in equity-accounted investments	1,339	(129)
294	3	9,700	Impairment losses / (reversals)	46,390	(99)
21,091	21,518	(2)	Adjusted EBITDA	17,064	24

30	29	1	Adjusted EBITDA margin (%) [27]	20	10

Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of earnings in equity-accounted investments and impairment.

The disclosure of Adjusted EBITDA aims at providing an additional information about our ability to pay debt, carry out investments and cover our working capital needs. Adjusted EBITDA is not an IFRS measure and may not be comparable with the same measure as reported by other companies.

2.     Effect of the average cost on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period.

The estimated effects on the cost of sales are set out in the table below:

                                                                                                                                                                                                                                                                     R$ million

	4Q-2015	1Q-2016	Δ *
Effect of the average cost on the cost of sales *	(369)	(863)	(494)

* The cost of sales of the 1Q-2016 and of the 4Q-2015 were negatively impacted by the effect of the average cost of inventories.

27 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

20

APPENDIX

3.     Production taxes

R$ million
Jan-Mar
2016	2015	2016 x 2015 (%)		4Q-2015	1Q16 X 4Q15 (%)

			Brazil
1,913	2,529	(24)	Royalties	2,608	(27)
199	1,764	(89)	Special participation charges	999	(80)
47	43	9	Rental of areas	39	21
2,159	4,336	(50)	Subtotal - Brazil	3,646	(41)
274	218	26	Abroad	354	(23)
2,433	4,554	(47)	Total	4,000	(39)

(1Q-2016 x 1Q-2015): Production taxes in Brazil decreased 50% mainly due to the 21% decrease in the reference price for domestic oil in Reais that reached an average of R$ 99.47/bbl (US$ 25.54/bbl) in the 1Q-2016 compared to R$ 126.33/bbl (US$ 43.96/bbl) in the 1Q-2015, impacted by the international crude oil prices and by the decreased production.

(1Q-2016 x 4Q-2015): Production taxes in Brazil decreased 41%, mainly due to lower international crude oil prices and decreased production.

4.     Impact of our Cash Flow Hedge policy

R$ million
Jan-Mar
2016	2015	2016 x 2015 (%)		4Q-2015	1Q16 X 4Q15 (%)

21,480	(30,141)	171	Total inflation indexation and foreign exchange variation	6,052	255
(22,013)	28,301	(178)	Deferred Foreign Exchange Variation recognized in Shareholders' Equity	(3,847)	(472)
(2,900)	(824)	(252)	Reclassification from Shareholders’ Equity to the Statement of Income	(2,895)	−
(3,433)	(2,664)	(29)	Net Inflation indexation and foreign exchange variation	(690)	(398)

The increased reclassification of foreign exchange variation expenses from the Shareholders’ Equity to the income statement in the 1Q-2016 (R$ 2,900 million) compared to the 1Q-2015 (R$ 824 million) was due to occurrence of hedged transactions (exports hedged by debt denominated in U.S. dollars), with higher spread of foreign exchange rate (R$/US$) between the date the cash flow hedge relationship was designated and the date the export transactions were made. In addition, R$ 734 million were registered in income statement due to exports that are no longer expected to occur or did not occur, mainly due to the decrease in the international oil prices. It remained relatively flat compared to the 4Q-2015.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2015-2019 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 783 million reclassification adjustment from equity to the statement of income would occur.

The expected yearly realization of the foreign exchange variation balance in shareholders’ equity, on March 31, 2016, is set out below:

	Consolidated

	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total

Expected Realization	(7,183)	(11,245)	(11,626)	(9,225)	(7,345)	(6,819)	(7,189)	(4,394)	1,620	(63,406)

21

APPENDIX

5.     Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main gross exposures are the Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships between exports and its long-term debt obligations (denominated in U.S. dollars) to simultaneously recognize the effects of the existing natural foreign exchange hedge between those operations in its financial statements. Through the extension of the hedge accounting practice, foreign exchange gains or losses, generated by foreign exchange variation, are recognized in our shareholders’ equity and will only affect the statement of income at the moment of realization of future exports.

The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies.

As of March 31, 2016, the Company had a net liability exposure to foreign exchange rates.

ITEMS	R$ million

	03.31.2016	12.31.2015

Assets	58,585	67,040
Liabilities	(327,433)	(350,695)
Hedge Accounting	223,596	240,222
Total	(45,252)	(43,433)

BY CURRENCY	R$ million

03.31.2016	12.31.2015

Real/ U.S. Dollars	(2,209)	2,881
Real/ Euro	(191)	(8,687)
Real/ Pound Sterling	(61)	(73)
U.S. Dollars/ Yen	(2,126)	(2,180)
U.S. Dollars/ Euro	(31,485)	(24,988)
U.S. Dollars/ Pound Sterling	(9,126)	(10,241)
Peso/ U.S. Dollars	(54)	(145)
Total	(45,252)	(43,433)

R$ million
Jan-Mar
2016	2015	2016 x 2015 (%)	Foreign exchange and inflation indexation charges	4Q-2015	1Q16 X 4Q15 (%)

(1,443)	2,270	(164)	Foreign exchange variation Dolar x Euro	493	(393)
623	(3,811)	116	Foreign exchange variation Real x Dolar	327	91
326	241	35	Foreign exchange variation Dolar x Pound Sterling	249	31
(2,900)	(824)	(252)	Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(2,895)	−
(258)	(450)	43	Foreign exchange variation Real x Euro	377	(168)
219	(90)	343	Others	759	(71)
(3,433)	(2,664)	(29)	Net Inflation indexation and foreign exchange variation	(690)	(398)

22

APPENDIX

6.     Special Items

R$ million
Jan - Mar
2016	2015		Items of Income Statement	4Q-2015

(544)	1,171	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(2,509)
(297)	(516)	(Losses)/Gains on legal proceedings	Other income and expenses	(1,885)
(294)	(3)	Impairment of assets and investments	Several	(48,295)
(51)	−	State Tax Amnesty Program / PRORELIT	Several	(428)
-	−	Tax Recoverable Program - REFIS	Several	(116)
-	-	Voluntary Separation Incentive Plan – PIDV	Other income and expenses	(307)
−	464	Gains (losses) on Disposal of Assets	Other income and expenses	−
(1,186)	1,116	Total		(53,540)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(294)	(3)	Impairment		(46,390)
−	−	Share of earnings in equity-accounted investments		(1,905)
(294)	(3)	Impairment of assets and investments		(48,295)

Impact of the effects of State Tax Amnesty Program and of Program of Reduction of Tax Litigation (PRORELIT) on the Company’s Income Statement:

(42)	-	Tax expenses		(308)
(9)	-	Interest expenses		(120)
(51)	-	State Tax Amnesty Program / PRORELIT		(428)

Impact of the Company’s decision to adhere to the Tax Recoverable Program - REFIS on its Income Statement:

−	−	Tax expenses		(63)
-	−	Interest expenses		(53)
-	−	Tax Recoverable Program - REFIS		(116)

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

23

APPENDIX

7.     Information by Business Activities Abroad

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.

Income Statement - 1Q-2016
Sales revenues	1,466	2,886	558	3,184
Intersegments	842	2,208	31	2
Third parties	624	678	527	3,182
Gross Profit	480	(118)	101	314
Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	268	(219)	84	79
Net income (loss) attributable to the shareholders of Petrobras	111	(210)	112	72
Adjusted EBITDA	756	(152)	98	114
	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.

Income Statement - 1Q-2015
Sales revenues	1,320	3,295	355	3,104
Intersegments	732	834	24	3
Third parties	588	2,461	331	3,101
Gross Profit	417	149	58	288
Income (loss) before finance income (expense), share of earnings in equity-accounted investments and income taxes	393	17	41	75
Net income (loss) attributable to the shareholders of Petrobras	352	5	69	63
Adjusted EBITDA	735	54	56	102

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.

Total assets on March 31, 2016	28,488	4,756	1,526	2,813
Total assets on December 31, 2015	31,683	5,459	1,577	3,057
24

APPENDIX

8. RESULTS OF OPERATIONS – 1Q-2016 compared to 1Q-2015 (additional information):

Sales revenues of R$ 70,337 million in the 1Q-2016, a 5% decrease when compared to the 1Q-2015 (R$ 74,353 million), due to:

•         Decreased domestic demand for oil products (8%), reflecting lower economic activity in Brazil and decreased fuel oil and natural gas consumption for thermoelectric generation;

•         Higher domestic average oil product prices;

•         Decreased electricity generation and prices due to improved hydrological conditions;

•         Lower crude oil and oil product export prices as a result of lower international crude oil prices; and

•         A 14% increase of crude oil and oil product exports.

Cost of sales of R$ 49,329 million in the 1Q-2016, a 5% decrease compared to R$ 51,943 million in the 1Q-2015, due to (besides the 8% decrease in domestic oil products demand):

•         Lower crude oil, oil product and natural gas import costs, as well as lower production taxes in Brazil;

•         Decreased domestic demand for oil products that generated lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix; and

•         Higher depreciation expenses based on the unit of production method, as a result of estimated reserves decrease, partially offset by lower carry amounts of assets impacted by the impairment losses occurred in 2015.

Selling expenses were R$ 3,751 million in the 1Q-2016, a 118% increase compared to R$ 1,724 million in the 1Q-2015, mainly due to the reversal of impairment of trade receivables from companies in the isolated electricity sector in the 1Q-2015 (R$ 1,295 million), higher freight expenses, following the depreciation of the Real against the U.S. dollar, and increased export volumes.

General and administrative expenses were R$ 2,652 million in the 1Q-2016, remained relatively flat compared to the 1Q-2015 (R$ 2,710 million), due to lower third-party service expenses, offset by higher personnel expenses reflecting an increase in the workforce compensation attributable to the 2015 Collective Bargaining Agreement.

Research and development expenses were R$ 503 million in the 1Q-2016, a 11%  decrease  when compared to R$ 564 million in the 1Q-2015, due to decreased minimum mandatory research and development charges, following lower gross revenues of crude oil and oil product fields.

Other taxes were R$ 542 million in the 1Q-2016, a 28% decrease compared to R$ 753 million in the 1Q-2015, due to lower income tax expenses over foreign financing interests paid, partially offset by the Company’s decision to benefit from State Tax Amnesty Programs.

Other income and expenses, net were R$ 4,265 million in the 1Q-2016, a 59% increase when compared to R$ 2,677 million in the 1Q-2015,  as a result of:

•         Increased unschedulled stoppage expenses, mainly due to drilling rigs idleness (R$ 1,110 million);

•         Impairment of assets, mainly of Bijupirá and Salema fields whose sales were cancelled (R$ 294 million); and

•         Higher expenses with pension and medical benefits, due to increased nominal interest rate applied on higher balance of net actuarial liability (R$ 292 million).

Net finance expense increased by 55% to R$ 8,693 million in the 1Q-2016, from R$ 5,621 million in the 1Q-2015, as a result of:

•         Higher interest expenses due to higher debt and to the effect of the depreciation of the Real against the U.S. dollar (R$ 2,124 million, net of capitalized borrowing costs);

•         Foreign exchange losses of R$ 3,713 million caused by the impact of a 4.7% depreciation of the U.S. dollar against the Euro on the Company’s net debt in the 1Q-2016 (compared to an 11.6% appreciation in the 1Q-2015);

•         Foreign exchange gains of R$ 4,434 million caused by the impact of an 8.9% appreciation of the Real against the U.S. dollar on the Company’s net debt in the 1Q-2016 (compared to a 20.8% depreciation in the 1Q-2015); and

•         The higher reclassification of the foreign exchange losses from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting, and to a portion of future exports previously designated that was no longer expected to occur or did not occur in the 1Q-2016 (R$ 2,076 million).

Income taxes (corporate income tax and social contribution) were R$ 224 million in the 1Q-2016, a 93% decrease compared to R$ 3,023 million in the 1Q-2015, mainly due to the lower taxable income before income taxes.

Loss attributable to non-controlling interests of R$ 865 million in the 1Q-2016 (positive in R$ 802 million in the 1Q-2015), mainly reflecting the impact of foreign exchange variation on debt in U.S. dollar of structured entities.

25

APPENDIX

9. RESULTS OF OPERATIONS – 1Q-2016 compared to 4Q-2015 (additional information):

Sales revenues of R$ 70,337 million in the 1Q-2016, a 17% decrease when compared to the 4Q-2015 (R$ 85,103 million), due to:

•         Decreased domestic oil product demand (5%), mainly of diesel (12%), as a result of lower economic activity at the beginning of the year;

•         Lower crude oil and oil product export revenues due to decreased Brent price (21% in Reais) and lower export volume;

•         Lower natural gas revenues due to decreased thermoelectric demand;

•         Lower naphtha, jet fuel and fuel oil domestic prices, reflecting the decreased international prices; and

•         Decreased electricity generation and prices due to the improved hydrological conditions.

Cost of sales of R$ 49,329 million in the 1Q-2016, a 15% decrease compared to R$ 58,254 million in the 4Q-2015, due to (besides the 5% decrease in domestic oil products demand):

•         Lower crude oil, oil product and natural gas import costs, as well as lower production taxes in Brazil;

•         Decreased raw material expenses for oil product and crude oil production abroad, reflecting the decreased Brent price; and

•         Higher depreciation expenses through the method of units produced as a result of decreased reserves estimation, partially offset by lower balance of assets impacted by the impairment losses occurred in 2015.

Selling expenses were R$ 3,751 million in the 1Q-2016, a 42% decrease compared to R$ 6,428 million in the 4Q-2015, due to lower allowance of trade receivables (for doubtful accounts), mainly related to trade receivables from companies in the isolated electricity sector (R$ 1,965 million);

General and administrative expenses were R$ 2,652 million in the 1Q-2016, a 5% decrease when compared to the 4Q-2015 (R$ 2,803 million), due to lower third-party service expenses.

Exploration costs were R$ 1,147 million in the 1Q-2016, a 37% decrease when compared to the 4Q-2015 (R$ 1,830 million), mainly as a result of lower expenses with write-off of dry and/or subcommercial wells abroad.

Other taxes were R$ 542 million in the 1Q-2016, a 63% decrease when compared to R$ 1,470 million in the 4Q-2015, due to lower expenses with adhesion to the State Tax Amnesty Programs and with income tax expenses over foreign financing interests paid, besides the recognition of PIS and COFINS over finance income.

Other expenses, net were R$ 4,265 million in the 1Q-2016, a 92% decrease when compared to R$ 54,919 million in the 4Q-2015, mainly as a result of:

•         Impairment of assets in the 4Q-2015 (R$ 46,390 million);

•         Decreased expenses with write-off of assets, with E&P areas returned to ANP and abandonment of areas occurred in the 4Q-2015 (R$ 2,256 million);

•         Lower legal proceedings expenses, mainly related to tax and labour claims (R$ 1,451 million); and

•         Demobilization expenses of the Nansei Sekiyu K.K. refinery in the 4Q-2015 (R$ 352 million).

Net finance expense increased by 76% to R$ 8,693 million in the 1Q-2016, from R$ 4,928 million in the 4Q-2015, as a result of:

•         Foreign exchange losses of R$ 1,936 million attributable to a 4.7% depreciation of the U.S. dollar against the Euro and its impact on the Company’s net debt in the 1Q-2016  (compared to a 2.5% appreciation in the 4Q-2015); and

•         Foreign exchange losses of R$ 635 million resulting from a 3.1% depreciation of the Real against the Euro and its impact on the Company’s net debt in January 31, 2016, in view of the exposure settlement in this month (compared to a 4.2% appreciation in the 4Q-2015).

Share of earnings in equity-accounted investments was positive in R$ 388 million in the 1Q-2016 (compared to a negative result of R$ 1,339 million in the 4Q-2015), mainly due to the impairment of offshore investments in the 4Q-2015.

Income taxes expenses (corporate income tax and social contribution) of R$ 224 million in the 1Q-2016 (compared to an income of taxes of R$ 11,580 million in the 4Q-2015), mainly due to the positive tax effect over impairment of assets in December 2015.

26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.